Fuseology Creative LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	39,697.79
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	1,000.00
American Express	0.00
AMEX #8-21004	523.10
PayPal Credit	-742.24
US Bank #9727	-411.91
Dell Financial Services	3,245.08
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,614.03**
Net cash provided by operating activities	**$43,311.82**
INVESTING ACTIVITIES	
Furniture and Equipment	-5,026.91
Net cash provided by investing activities	**$ -5,026.91**
FINANCING ACTIVITIES	
Paycheck Protection Program	6,887.00
SBA Loan	19,500.00
Members Draw	-2,504.71
Members Draw:Taxes	-4,000.00
Retained Earnings	-35,750.11
Net cash provided by financing activities	**$ -15,867.82**
NET CASH INCREASE FOR PERIOD	**$22,417.09**
Cash at beginning of period	4,274.90
CASH AT END OF PERIOD	**$26,691.99**